James C. T. Linfield

(720) 566-4010

linfieldjct@cooley.com

March 18, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey Riedler

Staci Shannon

Lisa Vanjoske

Jennifer Riegel

Daniel Greenspan

Re:                             NewLink Genetics Corporation

Registration Statement on Form S-1 (File No. 333-171300)

Dear Mr. Riedler, Ms. Shannon, Ms. Vanjoske, Ms. Riegel and Mr. Greenspan:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client NewLink Genetics Corporation (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2010 and amended by Amendment No. 1 the Registration Statement (“Amendment No. 1”) originally filed with the Commission on February 28, 2011. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 1.

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 11, 2011 with respect to Amendment No. 1 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Prospectus Summary

Our Risks, page 3

1.                                      We have reviewed your response to prior comment 9. Please disclose the amount of your accumulated deficit in the penultimate bullet-point.

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Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 5 of Amendment No. 2 to include its accumulated deficit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Common Stock Fair Value

Fair Value Estimates, page 61

2.                                      Refer to your response to prior comment 20 and please address the following:

•                  Revise your disclosure to define the approval date and the GAAP measurement date included in your tabular disclosure, and disclose the differences between the two columns.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 61 of Amendment No. 2 to include definitions of Approval Date and GAAP Measurement Date and the differences between the two columns.

•                  Disclose why the GAAP grant measurement date has not yet occurred for the options granted in November and December 2010, as described in footnote two to your tabular disclosure.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on pages 61-62 of Amendment No. 2 to disclose that the GAAP Measurement Date has not yet occurred for options authorized for grant in November and December of 2010.  The GAAP Measurement Date requires a mutual understanding of the terms of the award.  The exercise price of the awards has not yet been determined for accounting purposes and the awards have not been communicated to all recipients; the exercise price will be determined once the Company’s Board of Directors (the “Board”) has received and approved the valuation performed by the Mentor Group, Inc. (“Mentor”) as of December 31, 2010.

•                  Tell us and disclose why it is appropriate to use the common stock fair value as of a date subsequent to the GAAP transaction date. In your response, specifically address the following:

•                  Utilizing the common stock fair value as of 6/30/10 instead of as of 9/30/10 to measure your grant on October 8, 2010; and

•                  Utilizing the common stock fair value as of 9/30/10 instead of 12/31/10 to measure your grant on January 19, 2011.

Response: The Company acknowledges the Staff’s comment and respectfully submits that its policy for measuring the grant date fair value of awards is to use the common stock fair market value according to the most current valuation report that is available and approved by the Board after the approval of the award.  At the October 8, 2010 GAAP Measurement Date for the June 2, 2010 grants, the September 30, 2010 valuation report was not yet available from Mentor.  Therefore, we calculated the fair value of the options using the June 30, 2010 common stock value.  Likewise, at the January 19, 2011 GAAP Measurement Date for the October 8, 2010

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grants, the December 31, 2010 valuation report was not yet available from Mentor.  Therefore, we calculated the fair value of the options using the September 30, 2010 common stock value.  Subsequent to the GAAP Measurement Date, the Company does consider whether future common stock fair value reports received may indicate that the awards were not measured at an appropriate fair value.  The Company then determines if the differences are material.  The difference in compensation expense for the two awards noted above using the next common stock fair value reports was approximately $37,000 over the life of the awards, of which only $2,400 would be included in 2010 compensation expense.  We concluded these amounts were immaterial.

3.                                      Refer to your response to prior comment 21 and address the last bullet of that comment as follows:

•                  Disclose the anticipated effects on results of operations for equity issuances made subsequent to the date of your financial statements through the date of your filing, including the options referenced in footnote two to your tabular disclosure on page 61.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 61-62, footnotes (4) and (5), of Amendment No. 2 to disclose the anticipated effects on results of operations for equity issuances made subsequent to December 31, 2010.

Loan Agreements

March 2005 Iowa Department of Economic Development Loan, page 66

4.                                      On page 66, you disclose that the original project completion date for the project was March 18, 2010 and was initially extended to March 18, 2011 by amendment to the agreement approved by the IDED. Based on your progress on the project you requested and received a second extension of the project completion date to March 18, 2012. Please clarify if this extension amended the agreement. If so, please file a copy of the amendment as an exhibit to this registration statement.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the City of Ames (“Ames”) and the Iowa Department of Economic Development (“IDED”) have communicated to the Company that they have agreed to extend the project completion date to March 18, 2012.  The Company, IDED and Ames are in the process of executing a formal amendment to the loan.  The Company will file the amendment to the loan once it is fully executed.

Business

License Agreements, page 105

5.                                      We have reviewed your response to prior comments 33, 36, 37 and 38. For each agreement, please expand your disclosure to disclose the payments made to date and the duration. For example, if the term of the agreement is the date of the last to expire patent licensed under the respective agreement, please disclose the date of the current last to expire

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 patent. We believe that the duration and the aggregate payments made to date are material terms of the agreements and should be disclosed in your filing.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 107-113 of Amendment No. 2 to disclose the currently estimated duration of each in-licensing agreement based on what the Company currently believes will be the last to expire patent under the license.  The Company has also revised its disclosure on page 69 of Amendment No. 2 to disclose the aggregate amount of payments made to date under all of the in-licensing agreements, taken together.  The Company has not provided payments made to date under each in-licensing agreement, individually.  The Company respectfully submits that if it were required to disclose the individual payments made to date under each agreement, competitors and prospective partners would be able use this information together with future disclosures of payments made to date under each agreement to match payments made to significant developments with respect to the company’s product candidates and development efforts.  This would likely allow the Company’s competitors to easily determine the specific financial terms of each agreement as they relate to product development.  The Company heavily negotiates these financial terms with each potential partner and views the financial terms of these agreements as highly confidential.  The disclosure of such highly negotiated terms would impair the value of the license agreements to the Company and could have serious adverse consequences with respect to the competitive positions of the Company and the other parties to these license agreements. Based on this reasoning, the Company has requested confidential treatment with respect to such financial terms and would respectfully request that the Staff consider the disclosure in Amendment No. 2 together with the Company’s request for confidential treatment that was previously submitted to the Staff. The Company believes that disclosing such financial information would cause the Company to suffer substantial competitive injury as described in detail in the Company’s request for confidential treatment that was previously submitted to the Staff.

Executive and Director Compensation

Compensation Discussion and Analysis, page 127

6.                                      On pages 136 and 137, you disclose that BPS paid various bonuses to Drs. Link and Vahanian. Please expand your Compensation Discussion and Analysis to provide the information required by Item 402(b) of Regulation S-K for these payments.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on pages 134-135 of Amendment No. 2 to provide the information required by Item 402(b) of Regulation S-K regarding the BPS loans.

Elements of our Executive Compensation Program, page 129

7.                                      You disclose that in establishing the 2009 and 2010 base salaries of your executive officers, your Compensation Committee and Board of Directors took into account a number of factors, including the executive’s seniority, position, functional role and level of responsibility and individual performance during the previous year. Based on the table provided on page 130, it appears that base salary increases in 2010 ranged from 48% to 5%. Please disclose for each

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executive officer the percentage which their base salary was increased and, for each executive officer, a specific discussion of the factors considered by the Committee when it determined to increase such officer’s salary by the specified percentage.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 132 of Amendment No. 2 to provide the percentage increases in base salary for each executive officer and the basis for such increases.

Index to Financial Statements

Notes to Consolidated Financial Statements

2. Significant Accounting policies

(j) Pro Forma Stockholders’ Equity, page F-12

8.                                      Refer to your response to prior comments 48 and 49, and please address the following:

•                  Disclose the date(s) as of which you assumed the pro forma adjustments within your Pro Forma Stockholders’ Equity and Pro forma net loss per share.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page F-12, note 2(j), of Amendment No. 2 to include the date on which the pro forma adjustments were assumed to have occurred.

•                  Given that you disclose in Note 10c the Series Preferred will automatically convert into common stock immediately upon the closing of an IPO of common stock...that generates aggregate gross proceeds of not less than $20 million, tell us why you have excluded the conversion of preferred stock from your Pro forma net loss per share and Weighted-average pro forma shares outstanding. It appears that the pro forma conversion of your Series Preferred upon the closing of an IPO will result in a material increase in your loss per share and would be material to an investor.

Response:  The Company acknowledges the Staff’s comment and revised its disclosure on page F-34, note 15, of Amendment No. 2 to include the impact of the conversion of the common stock immediately upon the closing of an IPO.

•                  Regarding your pro forma for the conversion of Series E preferred stock reflected throughout the filing, please confirm whether you will use the midpoint of the IPO price range, once it is determined, in order to estimate the number of common shares issuable upon conversion of your Series E preferred stock. It appears that the pro forma 15% discount in connection with the IPO as discussed in Note 9 would be material to an investor.

Response:  The Company acknowledges the Staff’s comment and confirms it will use the midpoint of the IPO price range, once it is determined, to estimate the number of common shares issuable upon conversion of its Series E Preferred Stock. The Company has revised its disclosure on

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F-22, note 9, of Amendment No. 2 to disclose that it will use the midpoint of the IPO price range, once it is determined, to estimate the number of common shares issuable upon conversion of its Series E Preferred Stock.

(k) Research and Development, page F-13

9.                                      Tell us the nature of the costs that were reclassified to research and development expense.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the nature of the costs reclassified to research and development expense related primarily to the following:

•                  Allocation of salaries and share-based compensation of our CEO and Chief Scientific Officer, Dr. Charles Link and Chief Medical Officer, Dr. Nicholas Vahanian, both of whom spend significant time in research and development;

•                  Rent costs for facilities (based on square footage utilized in research and development) and depreciation charges related to equipment and property used in research and development activities; and

•                  Legal costs relating to applying for and defending patents used in the research process.

(n) Stock Option Valuation, page F-14

10.                               Refer to your response to prior comment 50 and address the following:

•                  In your response, you make reference to the measurement date and the measurement date under GAAP. Please clarify whether your references to the measurement date meet the definition of grant date as defined in ASC 718-10-35-6.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the Company’s reference to the measurement date and the measurement date under GAAP in its response to comment 50 in its letter dated February 28, 2011 meets the definition of grant date under ASC 718-10-35-6.  ASC 718-10-35-6 states that the grant date is “The date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory), for example, if management and the members of the board of directors control enough votes to approve the arrangement. Similarly, individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained. The grant date for an award of equity instruments is the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.”  The Company specifically submits that the exercise price of the awards was not determined prior to the Board receiving and reviewing the relevant valuation report prepared by Mentor and there was no agreement on the terms of the award with the recipients until such time.

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•                  You state that there was and is a substantial future service requirement for the employees to vest in the full amount of these grants. Please confirm whether you concluded the service inception date did not precede the grant date. Refer to ASC 718-10-35-6 and 718-10-55-108.

Response:  The Company acknowledges the Staff’s comment and confirms that it concluded that the service inception date did not precede the grant date pursuant to the considerations of service inception date based upon guidance in ASC 718-10-55-108.  While the awards were authorized by the Board, the awards contain a substantive future required service condition on the grant date and do not include market or performance conditions.

•                  Finally, you disclose on page F-28 that some options have effective vesting periods that begin prior to the date of grant, (and) in such cases, compensation expense is recognized for the vested portion of the award upon grant. It appears that on the GAAP grant date, you recorded cumulative compensation expense dating back to the vesting start date. Please tell us what accounting literature you relied upon to record cumulative expense on the GAAP grant date and provide us your accounting analysis under that literature.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that its accounting for the cumulative compensation expense for the vested portion of options as of the GAAP measurement date is pursuant to ASC 718-10-35-8, which discusses the accounting treatment for graded-vesting awards.  This guidance states “the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.”  At the GAAP Measurement Date, a portion of the awards were fully vested and exercisable; therefore, per ASC 718-10-35-8, the Company recorded the cumulative compensation for the vested portion of awards.

Note 12 Common Stock Equity Incentive Plan, page F-22

11.                               Refer to your response to prior comment 52. Please provide us the names of the public comparables you selected and the range of time over which you measured volatility for each volatility assumption. In addition, disclose the assumptions for each year for which an income statement is presented, that is, 2008 assumptions should be disclosed.

Response:  For NewLink Genetics Corporation, the Company utilized the following public companies: Aceto Corp., Alexion Pharmaceuticals, Inc., Cubist Pharmaceuticals, Inc., Endo Pharmaceuticals Holdings Inc., Keryx Biopharmaceuticals Inc., Lannett Co. Inc. and XOMA Ltd. for comparables for 2010. Volatility was measured over a period between 5.0 and 7.5 years, depending on the expected term of each option grant. For BioProtection Systems Corporation, the Company utilized the following public companies: Soligenix, Inc., Diadexus, Inc., Celldex Therapeutics, Inc. and Sanofi-Aventis. Volatility was measured over a period between 5.5 and 7.5 years, depending on the expected term of each option grant.  Additionally, The Company has revised its disclosure on pages F-29 and F-31 of Amendment No. 2 to include the 2008 assumptions.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (720) 566-4010 or Brent D. Fassett at (720) 566-4025.

Sincerely,

Cooley LLP

/S/ James C. T. Linfield

James C. T. Linfield

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